SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.  Appendix 4D for the Half Year Ended December 31, 2009

Appendix 4D
for the Half Year Ended
31 December 2009

Results for announcement to the market

Current Reporting Period - Half year Ended 31 December 2009
Previous Reporting Period - Half year Ended 31 December 2008

Revenue from ordinary activities	down	72.31%	to	$92,856

Loss from ordinary activities after tax attributable to members	down	52.27%	to	($2,215,845)

Net loss for the period attributable to members	down	52.27%	to	($2,215,845)

Franked Amount
Dividends (distribution)	Amount per Security	per Security

Final dividend	n/a	n/a

Previous corresponding period	n/a	n/a

Net Tangible Asset per Security (cents per security)
As at 31 December 2009	3.27
As at 30 June 2009	1.85

Record date for determining entitlements to the dividend, (in the case of a trust, distribution)	n/a

Explanation of the above information:

Prana Biotechnology Ltd recorded revenue of A$92,856 for the period ended 31 December 2009 (2008: A$335,379), which is interest received on company bank accounts.  The decrease in interest received is due to reduced amounts of cash on hand.

Prana Biotechnology Ltd has incurred a loss for the half year of A$2,215,845 (2008: A$4,642,510).  This loss has decreased due to a reduction in the payment of share based compensation during the current period and a decrease in expenditure on intellectual property and research and development.

Refer to the Directors' Report - Review of Operations for further information.

Appendix 4D
Interim Financial Report

for the half year ended
31 December 2009
(previous corresponding period: half year ended 31 December 2008)

To be read in conjunction with the 30 June 2009 Annual Report.
In compliance with Listing Rule 4.2A

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

DIRECTORS' REPORT

Your Directors present their report on the consolidated entity consisiting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the half year ended 31 December 2009.

Directors
The following persons were Directors of Prana Biotechnology Limited during the half-year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Dr George Mihaly	Non-Executive Director
Mr Brian Meltzer	Non-Executive Director
Mr Peter Marks	Non-Executive Director
Mr Paul Marks*	Non-Executive Director

*Mr Paul Marks was appointed as a director on 14 January 2010 and continues in office at the date of this report.

Review of Operations

Key Events Summary

• In July 2009, we presented an update on the clinical efficacy of PBT2 at the International Conference on Alzheimer’s Disease (ICAD) in Vienna, Austria.  In a paper entitled, “PBT2 for Alzheimer’s disease: An update on Clinical Development,” Dr. Craig Ritchie, our European clinical advisor, presented new data showing that a patient’s overall executive function, as measured by the neuropsychological test battery, improved after 12 weeks treatment compared to patients on placebo.  In addition, post hoc analysis data was presented showing that in a responder analysis of patients participating in the trial, 41% of patients receiving PBT2 achieved substantial cognitive improvement compared to only 4% of patients receiving a placebo.

• At the same ICAD conference, Assoc. Prof. Robert Cherny, our Head of Research, presented the paper entitled, “PBT2 ameliorates cognitive impairment in Alzheimer’s disease transgenic and aged mice: Evidence for a common mechanism of action.”  In addition to PBT2’s ability to inhibit beta amyloid toxicity, Assoc. Prof. Cherny also showed evidence that PBT2 restored the density of neuronal processes or spines and levels of neurotransmitters in aged, cognitively impaired mice to normal levels seen in young healthy mice.  This data is consistent with the expectation that PBT2 can ameliorate the cognitive deficits of the aged individual with Alzheimer’s disease.

• In August 2009, the European Patent Office issued a notice of its ‘Decision to Grant’ the patent entitled, “8-Hydroxyquinoline derivatives” covering composition of matter claims to selected 8-Hydroxyquinoline compounds, including our lead MPAC for Alzheimer’s disease PBT2.  Later in the same month the United States Patent and Trade Mark Office issued a Notice of Allowance for the same patent containing the composition of matter claims to the selected 8-Hydroxyquinoline compounds and PBT2.  This patent case was granted in November 2009. Each of these patents has a 20 year term to July 2023, which may be extended.

• In September 2009, we received a report on a study conducted on PBT519, our lead brain cancer MPAC, by the Royal Melbourne Hospital.  The report showed that PBT519 was able to significantly prevent the growth of the tumors of the deadly glioblastoma multiforme form of brain cancer in mouse models of the disease.  Moreover, PBT519 appeared to be very well tolerated and was at least as efficacious as the current leading form of chemotherapy, temozolomide. The data indicates that PBT519 may work synergistically with temozolomide in reducing the growth of such brain tumors.  We are currently developing a plan for the development of this lead brain cancer compound.

• In December 2009, Assoc. Prof. David Finkelstein presented data on the effects of several of our Parkinson’s disease candidates at the World Congress on Parkinson’s Disease and Related Disorders held in Miami, United States.  The data presented showed that the our compounds could rescue neurons from dying in the Parkinson’s disease susceptible area of the brain, the substantia nigra, in two animal models of Parkinson’s disease.  In addition, data was presented showing that one promising compound, PBT434, significantly improved motor functioning in an animal model of Parkinson’s disease in addition to its ability to prevent the loss of substantia nigra tissue in the brain.

Auditors' Independence Declaration

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

This report is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Officer

Melbourne
Dated 25 February 2010

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

PricewaterhouseCoopers ABN 52 780 433 757
Freshwater Place 2 Southbank Boulevard SOUTHBANK VIC 3006 GPO Box 1331 MELBOURNE VIC 3001 DX 77
Telephone 61 3 8603 1000 Facsimile 61 3 8603 1999

Auditor's Independence Declaration

As lead auditor for the review of Prana Biotechnology Limited for the half year ended 31 December 2009, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

Andrew J. Barlow	Melbourne
Partner	25 February 2010
PricewaterhouseCoopers

Liability limited by a scheme approved under Professional Standards Legislation

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE HALF YEAR ENDED 31 DECEMBER 2009

		Consolidated Entity
	Note	31 December 2009	31 December 2008
		$	$

Revenue from ordinary activities		92,856	335,379

Intellectual property expenses		(257,882)	(782,474)
Auditor and accounting expenses		(111,573)	(105,974)
Research and development expenses	4	289,316	(1,537,946)
Personnel expenses		(1,583,589)	(2,265,496)
Depreciation expenses		(16,665)	(15,693)
Other expenses		(482,704)	(545,477)
Travel expenses		(118,460)	(187,707)
Public relations and marketing expenses		(58,280)	(118,543)
Gain (loss) on fair valuation of financial liabilities	6	-	532,597
Foreign exchange gain (loss)		31,136	48,824

Loss before income tax expense		(2,215,845)	(4,642,510)

Income tax expense		-	-

Loss for the period		(2,215,845)	(4,642,510)

Other comprehensive income		-	-

Total comprehensive income for the period		(2,215,845)	(4,642,510)

		Cents	Cents

Loss per share for loss attributable to the ordinary equity holders of the Company:
Basic loss per share	9	(1.00)	(2.30)
Diluted loss per share	9	(1.00)	(2.30)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2009

		Consolidated Entity
	Note	31 December 2009	30 June 2009
		$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		8,372,006	4,304,977
Trade and other receivables		11,233	526
Other current assets		119,860	185,433

TOTAL CURRENT ASSETS		8,503,099	4,490,936

NON-CURRENT ASSETS
Plant and equipment		74,773	71,150
Other non-current assets		35,164	35,164

TOTAL NON-CURRENT ASSETS		109,937	106,314

TOTAL ASSETS		8,613,036	4,597,250

LIABILITIES
CURRENT LIABILITIES
Trade and other payables		682,105	604,142
Provisions		215,268	194,903

TOTAL CURRENT LIABILITIES		897,373	799,045

NON-CURRENT LIABILITIES
Provisions		65,321	48,389

TOTAL NON-CURRENT LIABILITIES		65,321	48,389

TOTAL LIABILITIES		962,694	847,434

NET ASSETS		7,650,342	3,749,816

EQUITY
Issued and unissued capital	7	75,114,862	70,188,989
Reserves	8	8,317,830	7,127,332
Accumulated losses		(75,782,350)	(73,566,505)

TOTAL EQUITY		7,650,342	3,749,816

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF YEAR ENDED
31 DECEMBER 2009

	Consolidated Entity
	Issued and Unissued Capital	Reserve	Accumulated Losses	Total
	$	$	$	$

Balance at 30 June 2008	69,842,303	6,067,740	(66,043,716)	9,866,327

Transactions with owners in
their capacity as owners:

Shares issued gross of costs	136,500	-	-	136,500
Options exercised	152,070	(152,070)	-	-
Options issued	-	560,000	-	560,000
Transaction costs	(7,848)	-	-	(7,848)
Share options - value of share
option scheme	-	260,339	-	260,339
	280,722	668,269	-	948,991

Loss for the period	-	-	(4,642,510)	(4,642,510)
Total comprehensive
income for the period	-	-	(4,642,510)	(4,642,510)

As at 31 December 2008	70,123,025	6,736,009	(70,686,226)	6,172,808

Transactions with owners in
their capacity as owners:

Shares issued gross of costs	5,625	-	-	5,625
Options exercised	65,684	(65,684)	-	-
Options issued	-	200,913	-	200,913
Transaction costs	(5,345)	-	-	(5,345)
Share options - value of share
option scheme	-	256,094	-	256,094
	65,964	391,323	-	457,287

Loss for the period	-	-	(2,880,279)	(2,880,279)
Total comprehensive
income for the period	-	-	(2,880,279)	(2,880,279)

As at 30 June 2009	70,188,989	7,127,332	(73,566,505)	3,749,816

Transactions with owners in
their capacity as owners:

Shares issued gross of costs	5,142,857	-	-	5,142,857
Options exercised	72,508	(72,508)	-	-
Options issued	-	1,154,743	-	1,154,743
Equity to be issued	50,386	-	-	50,386
Transaction costs	(339,878)	-	-	(339,878)
Share options - value of share
option scheme	-	108,263	-	108,263
	4,925,873	1,190,498	-	6,116,371

Loss for the period	-	-	(2,215,845)	(2,215,845)
Total comprehensive
income for the period	-	-	(2,215,845)	(2,215,845)

As at 31 December 2009	75,114,862	8,317,830	(75,782,350)	7,650,342

The above Statement of Changes in Equity should be read in conjunction with the following notes.

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

CONSOLIDATED CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 31 DECEMBER 2009

	Consolidated Entity
	31 December 2009	31 December 2008
	$	$

CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees	(1,681,887)	(3,930,670)
Interest received	82,297	420,833

NET OPERATING CASH FLOWS	(1,599,590)	(3,509,837)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payment for purchases of plant and equipment	(20,288)	(34,752)

NET INVESTING CASH FLOWS	(20,288)	(34,752)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities	6,000,000	114,000
Transaction costs relating to equity issuances	(339,878)	(7,848)

NET FINANCING CASH FLOWS	5,660,122	106,152

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,040,244	(3,438,437)

Cash and cash equivalents at the beginning of the
half year	4,304,977	11,219,035
Effects of exchange rate changes on cash and cash
equivalents	26,785	71,279

CASH AND CASH EQUIVALENTS AT THE END
OF THE HALF YEAR	8,372,006	7,851,877

The above Cash Flow Statement should be read in conjunction with the following notes.

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Basis of Preparation

This general purpose financial report for the interim half year reporting period ended 31 December 2009 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting ("AASB 134") and the Corporations Act 2001.  This interim financial report complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), Australian equivalents to International Financial Reporting Standards ("A-IFRS") and AASB 134.

This interim financial report does not include all the notes of the type normally included in an annual financial report.

Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2009 and any public announcements made by Prana Biotechnology Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended 30 June 2009.

Effective as of 1 July 2009, the Company adopted AASB 8 Operating Segments, which replaces AASB 114 Segment Reporting. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. This has had no effect on the consolidated entity as one reporting segment is still deemed applicable given that the Company  is not a -complex operation. The Company reports segment information in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Company’s steering committee that makes strategic decisions.

Note 2. Dividends

The Company resolved not to declare any dividends in the period ended 31 December 2009.

Note 3. Segment Information

The Company's activities are predominately within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

Note 4. Research and Development

For the six months ended 31 December 2009, the Company incurred research and development expenses of $620,099.  Such expenses were offset by cash that the Company received due to an adjustment under a research and development contract, resulting in the line item of research and development expenses for such period being positive in the amount of $289,316.

Note 5. Contingent Liabilities and Assets

There has been no change in contingent liabilities and assets since the last annual reporting date.

Note 6. Financial Liabilities

Following a meeting of shareholders on 1 June 2004, the Company issued 4 million ADRs (1 ADR = 10 ordinary shares) and 3 million warrants to US investors.  The US investors acquired the ADRs at a price of USD 5.00 per ADR with a 3 for 4 attaching warrant.  The issue raised USD 20 million (AUD 28.9 million) before costs.  The warrants are convertible to ADRs on or before 4 June 2009 at an exercise price of USD 8.00 per warrant.

The warrants expired without being exercised on 4 June 2009.

Under AASB 132 paragraph 11, the warrants associated with this transaction were required to be classified as a Financial Liability, as opposed to Issued Capital, as a result of the warrants being exercisable in a foreign currency, that is a currency different to the functional currency of the Company.

At each reporting date the Financial Liability representing the warrants were required to be revalued to fair value with the movement in the fair value recorded in the statement of comprehensive income.

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

Note 7. Issued and Unissued Capital

		31 December 2009		30 June 2009
	Note	No.	$	No.	$

Fully Paid Ordinary Shares	(a)	233,965,871	72,413,218	202,710,473	67,487,345
Options over Fully Paid Ordinary Shares	(b)	-	2,701,644	14,279,133	2,701,644

Total Issued and Unissued Capital			75,114,862		70,188,989

(a) Fully Paid Ordinary Shares

At the beginning of the year		202,710,473	67,487,345	201,800,240	67,140,659
Shares issued		30,915,000	5,193,243	93,750	142,125
Shares issued upon exercise of options		340,398	72,508	816,483	217,754
Transaction costs relating to share issues		-	(339,878)	-	(13,193)

At the end of the year		233,965,871	72,413,218	202,710,473	67,487,345

(b) Options over Fully Paid Ordinary Shares

At the beginning of the year		14,279,133	2,701,644	14,279,133	2,701,644
Expired options, unexercised		(14,279,133)	-	-	-

At the end of the year		-	2,701,644	14,279,133	2,701,644

Note 8. Reserves - Share-Based Payments
	31 December 2009		30 June 2009
	No.	$	No.	$

Options over Fully Paid Ordinary Shares	24,374,769	6,348,833	13,335,167	5,158,335
Options over ADRs	380,000	1,515,434	380,000	1,515,434
Options over Warrants	-	453,563	-	453,563

Total Share Based Payments	24,754,769	8,317,830	13,715,167	7,127,332

During the half year ended 31 December 2009, the following movements in options to purchase fully paid ordinary shares occurred:

Options
* Grant of options to purchase 3,580,000 ordinary shares to consultants
* Grant of options to purchase 10,000,000 ordinary shares to investors as part of the November 2009 capital raising
* Exercise of options to purchase 260,398 ordinary shares by employees
* Exercise of options to purchase 80,000 ordinary shares by consultants
* 2,200,000 options expired on 31 July 2009, held by directors

Note 9. Loss per Share
	31 December 2009	31 December 2008
Basic loss per share (cents)	(1.00)	(2.30)
Diluted loss per share (cents)	(1.00)	(2.30)

	$	$
a) Net loss used in the calculation of basic and diluted loss
per share	(2,215,845)	(4,642,510)

	No.	No.
b) Weighted average number of ordinary shares outstanding
during the period used in the calculation of basic and diluted
loss per share	221,209,017	202,067,685

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share.  Where dilutive, potential ordinary shares are included in the calculation of dilluted loss per share.  All the options on issue do not have the effect to dilute the loss per share.  Therefore they have been excluded from the calculation of diluted loss per share.

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

Note 10. Net Tangible Assets
	31 December 2009	30 June 2009
Net Tangible Assets	$7,650,342	$3,749,816
No. of Shares	233,965,871	202,710,473

Net Tangible Assets (cents)	3.27	1.85

Note 11. Cash Flow Reconciliation
	31 December 2009	31 December 2008
	$	$
(a) Reconciliation of Cash Flow from Operating Activities
with Net Loss after Income Tax	(2,215,845)	(4,642,510)

Add back depreciation expense	16,665	15,693
Add back foreign exchange	(26,785)	(71,280)
Add back fair valuation of financial liabilities	-	(532,597)
Add back equity to be issued	50,386	-
Add back equity issued for nil consideration	405,863	842,839
Increases/(Decreases) in Provisions	37,297	25,139
(Increases)/Decreases in Accounts Receivable	(10,707)	49,797
(Increases)/Decreases in Other Current Assets	65,573	(4,612)
Increases/(Decreases) in Accounts Payable	77,963	807,694
Net Operating Cash Flows	(1,599,590)	(3,509,837)

(b) Reconciliation of cash and cash equivalents
	31 December 2009	30 June 2009

Cash and cash equivalents at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Balance Sheet as follows:
Cash and cash equivalents	$8,372,006	$4,304,977

Note 12. Going Concern

The consolidated entity is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable.  As at 31 December 2009, the consolidated entity incurred an operating loss of A$2,215,845 (2008 loss: A$4,642,510).  As at half year end, the consolidated entity's net assets stood at A$7,650,342 (June 2009: A$3,749,816).  The consolidated entity's cash position has increased to A$8,372,006 from A$4,304,977 at 30 June 2009.

The Directors believe that the going concern basis of preparation is appropriate given the following reasons:

>
During the financial year ending 30 June 2010, the consolidated entity will work to further advance both the development of its core technologies, and if possible, the commercialisation of those technologies.  Based on the forecast cash flows approved by the Board of Directors, which excludes any cash that may be raised through further allotment of capital or through joint collaboration arrangements with third parties, the Directors believe that sufficient cash will be available to fund the consolidated entity's operations over the 12 month period subsequent to the date of signing the financial statements.

>
At this time, the Directors are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the statement of financial position at 31 December 2009. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Note 13. Events Subsequent to Reporting Date

No matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the consolidated entity, the result of those operations or the state of affairs of the consolidated entity in subsequent financial years.

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

DIRECTORS' DECLARATION

In the Directors' opinion:

1. The financial statements and notes, as set out on pages 4 to 10 are in accordance with the Corporations Act 2001, including:
(a) complying with Accounting Standards and the Corporations Regulations; and

(b) giving a true and fair view of the consolidated entity's financial position as at 31 December 2009 and of its performance for the half-year ended on that date.

2. There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler
Executive Chairman and Chief Executive

Dated 25 February 2010

PRANA BIOTECHNOLOGY LTD
ABN 37 080 699 065

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Independent auditor's review report to the members of
Prana Biotechnology Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial statements of Prana Biotechnology Limited, which comprise the consolidated statement of financial position as at 31 December 2009, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Prana Biotechnology Limited Group (the consolidated entity). The consolidated entity comprises both Prana Biotechnology Limited (the company) and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Prana Biotechnology Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Liability limited by a scheme approved under Professional Standards Legislation

Independent auditor's review report to the members of
Prana Biotechnology Limited (continued)

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of the Company for the half-year ended 31 December 2009 included on Prana Biotechnology Limited's website. The company's directors are responsible for the integrity of the Prana Biotechnology Limited website. We have not been engaged to report on the integrity of this web site. The review report refers only to the statements named above. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this website.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prana Biotechnology Limited is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity's financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

PricewaterhouseCoopers

Andrew J. Barlow
Partner	25 February 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: February 25, 2010